UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President - Executive Officer / CFO

April 28, 2008

Corporate Name:	Mizuho Investors Securities Co., Ltd.
Address:	13-16, Kayaba-cho 1-chome, Nihonbashi, Chuo-ku, Tokyo
Representative:	Ken Aoki President
Code Number:	8607 (TSE, OSE, NSE: 1st Sec.)
Contact:	Corporate Communication & IR, Corporate Planning Division +81-3-5640-5111

Announcement of Dividend Distribution

Mizuho Investors Securities Co., Ltd. (the “Company”) hereby announces that its Board of Directors, at its meeting held on April 28, 2008, has resolved with respect to the year-end cash dividends per share of common stock as described below.

The final determination of the cash dividends will be made subject to the approval at the General Shareholders Meeting which is scheduled to be held in late June of 2008.

1.	Description of Cash Dividends

	Fiscal year ended March 31, 2008 (scheduled)	Fiscal year ended March 31, 2007
Record date	March 31, 2008	March 31, 2007
Cash dividends per share	JPY1.50	JPY3
Total amount of cash dividends	JPY1,846 million	JPY3,694 million
Effective date	June 30, 2008	June 29, 2007
Source of the dividends	Retained earnings	Retained earnings

2.	Reasons

The Company’s basic policy on distribution of profits to shareholders is to make appropriate and stable dividend payments reflecting the earnings results and financial condition of the given fiscal year.

After consideration of the recent earnings results and financial condition, etc., the Company regrets to announce that it will make the payment of JPY1.50 per share for the fiscal year ended March 31, 2008, which is JPY1.50 less compared to the previous fiscal year.

(Reference) Details of Annual Dividends

Dividends per share
Record date	Interim dividends	Year-end dividends	Total
Fiscal year ended March 31, 2008 (scheduled)	—	JPY1.50 (scheduled)	JPY1.50 (scheduled)
Fiscal year ended March 31, 2007	—	JPY3	JPY3

The Company has no interim dividend payment policy.

(END)